SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: August 17, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .)

Enclosed:

Two Press Releases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 17, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

August 17, 2004

Ivanhoe Mines welcomes pledge by Mongolia’s President
of continuing support for development of Oyu Tolgoi mine project

ULAANBAATAR, MONGOLIA — Robert Friedland, Chairman of Ivanhoe Mines, today welcomed a public statement by Mongolian President Bagabandi of his continuing support for the development of Ivanhoe’s Oyu Tolgoi copper-gold project in the South Gobi region, near the border with China.

Mr. Friedland met with President Bagabandi on Friday and briefed the Mongolian head of state on progress being made on planning the development of the Oyu Tolgoi mine.

A subsequent statement issued by the President’s office, and reported in Mongolian newspapers, said that President Bagabandi “expressed his continued support for the Project, underlining its importance to the economic development and future of the country.” The President visited the Oyu Tolgoi discovery camp in 2002.

During his meeting with the President, Mr. Friedland explained the importance to Ivanhoe of completing a detailed, long-term stability agreement that now is in the late stages of negotiation with Mongolia’s national government. The agreement will establish a framework of tax, fiscal, import-export and infrastructure measures necessary for the development, mining and processing of copper and gold ores during the life of the project.

The official statement said that President Bagabandi reiterated to Mr. Friedland that he wished to see the Oyu Tolgoi Project “implemented successfully” and that he “expressed his hope that the Stability Agreement shall be concluded soon between the Government of Mongolia and Ivanhoe Mines.” The statement said President Bagabandi “emphasized that the Government of Mongolia ought to repay on time the $US50 million loan advanced by Ivanhoe Mines to eliminate the Soviet-era debt to the Russian Federation.” The loan, in the form a treasury bill purchased by Ivanhoe Mines last December, matures at the end of this year. The Mongolian Government recently confirmed to Ivanhoe, in writing, that repayment will be made on schedule.

Mr. Friedland said he assured President Bagabandi that Ivanhoe was committed to leading the development of Oyu Tolgoi, which Ivanhoe plans to have in production in mid-2007.

Ivanhoe shortly will release an independently verified update of the estimate of the resources identified to date at Oyu Tolgoi that can be mined by open pit and underground methods.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of planned or expected copper and iron ore pellet production, statements relating to the continued advancement of Ivanhoe Mines’ projects and other statements which are not historical facts. When used in this document, the words such as “plan,” “ought,” “may,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and Australian securities regulators.

August 17, 2004

NEW INDEPENDENT RESOURCE ESTIMATE FOR SOUTHERN DEPOSITS
AT OYU TOLGOI COPPER/GOLD PROJECT IN MONGOLIA
TO BE DISCUSSED DURING A CONFERENCE CALL
WEDNESDAY, AUGUST 18, 2004.

TORONTO — Ivanhoe Mines will host a telephone conference call on Wednesday, August 18th, at 11:00 a.m. Eastern Daylight Saving Time (8:00 a.m. Pacific Daylight Saving Time) to discuss a new independent estimate of copper and gold resources at the company’s Southern Oyu deposits at the Oyu Tolgoi Project (Turquoise Hill) in Mongolia.

Ivanhoe executives also will be available to answer questions about the company’s Mongolian exploration and development program.

Details of the new resource estimate will be announced in a news release to be issued by Ivanhoe Mines on Wednesday, August 18th, prior to the conference call. Once issued, a copy of the release will be available on the company’s website at www.ivanhoemines.com. AMEC E&C Services Limited, of Canada, has prepared the new estimate under the direction of Stephen Juras, P.Geo., and Dr. Harry Parker, Ch. P. Geol., in accordance with Canadian regulatory requirements set out in National Instrument 43-101.

The conference call may be accessed by dialling 1-800-387-6216 in Canada and the United States, or 416-405-9328 in the Toronto area and internationally. An operator will register participants. A simultaneous webcast of the conference call will be provided through www.ivanhoemines.com and www.Q1234.com. The conference call will be archived for later playback on the Internet at www.q1234.com or by dialling 1-800-408-3053 or 1-416-695-5800 and entering the pass code 3090653#.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts: +1.604.688.5755 — Investors: Bill Trenaman / Media: Bob Williamson